FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Voting Results of the Bank’s Extraordinary General Meeting of Shareholders

held on 22 December 2011

NBG’s Extraordinary General Meeting of Shareholders held on 22 December 2011 at 12:00 hours was attended, in person or by proxy, by 866 Shareholders, representing 306,091,864 ordinary voting shares, i.e. 32.02% of the Bank’s share capital. Accordingly, the General Meeting had a quorum and was duly convened to deliberate on all the items on the Agenda.

Item 1:

Increase in the Bank’s share capital by up to EUR 1,000,000,000 through the issuance, with contribution in kind, of non-voting preference shares, in accordance with article 1 of Law 3723/2008 “on enhancing liquidity in the economy to address the impact of the international financial crisis”, and annulment of the pre-emptive rights of existing shareholders.

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	32.02% of the share capital.

The General Meeting approved the increase in the Bank’s share capital by € 1,000,000,000 through the issuance of 200,000,000 non-voting preference shares of a par value and offer price of € 5 each, and annulment of the pre-emptive rights of existing shareholders, in order that the newly issued shares be taken up by the Hellenic Republic through the transfer, by the Greek State to the Bank, of State-issued bonds of equal value, whose terms shall be specified by a relevant resolution of the Minister of Finance.

YES = (96.560%) 295,563,042	NO = (3.423%) 10,476,267	ABSTAINED = (0.017%) 52,555

Item 2:

Revocation of the decision of the Extraordinary General Meeting of the Bank held on 26 November 2010 regarding the repayment by the Bank of preference shares held by the Hellenic Republic under Law 3723/2008.

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	32.02% of the share capital.

The General Meeting revoked the resolution of the Extraordinary General Meeting of the Bank held on 26 November 2010 regarding the repayment by the Bank of 70,000,000 preference shares already held by the Hellenic Republic under Law 3723/2008.

YES = (96.211%) 294,494,378	NO = (3.772%) 11,544,931	ABSTAINED = (0.017%) 52,555

Item 3:	Amendment to articles 4 (on share capital) and 39 (transitional provision enabling implementation of Law 3723/2008) of the Bank’s Articles of Association.

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	32.02% of the share capital.

The General Meeting approved the amendment to articles 4 (on share capital) and 39 (transitional provision enabling implementation of Law 3723/2008) of the Bank’s Articles of Association.

YES = (99.911%) 305,820,697	NO = (0.071%) 218,612	ABSTAINED = (0.017%) 52,555

Item 4:           Provision of relevant powers and authorities.

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	32.02% of the share capital.

The General Meeting provided relevant powers and authorities to the Bank’s CEO, Deputy CEOs and the CFO, acting on a sole or joint basis, to go ahead with the preparation of the agreement between the Bank and the Hellenic Republic whereby preference shares will be acquired by the latter, plus whatever other actions may be required for the implementation of the resolutions of the General Meeting.

YES = (99.918%) 305,839,809	NO = (0.065%) 199,500	ABSTAINED = (0.017%) 52,555

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 29th December, 2011

Chief Executive Officer